                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                               __________________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)(1)


                      Specialty Chemical Resources, Inc.
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                         Common Stock, $.10 par value
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                847  487  20 4
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                                Edwin M. Roth
                            9100 Valley View Road
                            Macedonia, Ohio  44056
                                (216) 468-1380
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              October 6, 1995
-------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 ____________________

        1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                SCHEDULE 13D
 CUSIP NO.  847 487 20 4                                                             PAGE  2 OF  5  PAGES
           --------------                                                                 ---   ---

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                               |
|     |                                                                                                   |
|     |                         Edwin M. Roth                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                         (b) [ x ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     |                         PF                                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |                         U.S.A.                                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |                                                       831,189   |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |                                                         6,250   |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |                                                       831,189   |
|                               |-------|-----------------------------------------------------------------|
|             PERSON            |    10 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|              WITH             |       |                                                         6,250   |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                         837,439                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |                                         20.5%                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                         IN                                                        |
-----------------------------------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages


ITEM 1.         SECURITY AND ISSUER.

        No change from original filing.

ITEM 2.         IDENTITY AND BACKGROUND.

        No change from original filing.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Roth used personal funds to effect the purchase to which this Amendment No. 3 relates. The aggregate amount of funds used to make the purchase was $350,000.00.

ITEM 4.         PURPOSE OF TRANSACTION.

        Mr. Roth purchased 3,500 shares of 7-1/2% Cumulative Convertible Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated October 6, 1995 between Mr. Roth and the Company for $100.00 per share, or an aggregate purchase price of $350,000.00 (the "Transaction"). The purpose of the Transaction was to provide $350,000.00 of equity to the Company to facilitate the financing of the Company's purchase of certain real estate located in Macedonia, Ohio.

        Prior to the Transaction, Mr. Roth beneficially owned approximately 18.9% of the Company's outstanding Common Stock. The Transaction increased his beneficial ownership of the outstanding Common Stock to approximately 20.5%.

        Mr. Roth may, from time to time, acquire additional shares of Common Stock pursuant to various stock option plans of the Company.

        Except as disclosed herein, Mr. Roth has no plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Roth beneficially owns 837,439 shares of Common Stock, representing approximately 20.5% of the Common Stock outstanding on April 28, 1995. This number includes (i) 86,667 shares of Common Stock which Mr. Roth has or had within 60 days after the date of this Amendment No. 3 the right to acquire upon the exercise of options and (ii) 70,000 shares of Common Stock which Mr. Roth has or had within 60 days after the date of this Amendment No. 3 the right to acquire upon the conversion of Preferred Stock.

        (b) Mr. Roth has sole voting power and sole dispositive power over 831,189 shares of Common Stock (including (i) 86,667 shares of Common Stock subject to options currently

                                                               Page 4 of 5 Pages

exercisable or exercisable within 60 days from the date of this Amendment No. 3 and (ii) 70,000 shares of Common Stock which Mr. Roth has or had within 60 days after the date of this Amendment No. 3 the right to acquire upon the conversion of Preferred Stock). Mr. Roth has shared voting power and shared dispositive power over 6,250 shares of Common Stock, which are owned by the Edwin M. Roth Family Foundation, Inc. (the "Foundation"), a not-for-profit Ohio corporation, of which Mr. Roth and his son, Mr. Corey B. Roth, are both officers and trustees.

        Mr. Corey Roth, a United States citizen, is the Vice President, Treasurer and Assistant Secretary of the Company and his principal business address is 9100 Valley View Road, Macedonia, Ohio 44056. During the last five years, Mr. Corey Roth has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Corey Roth beneficially owns 161,611 shares of Common Stock, including the 6,250 shares owned by the Foundation.

        (c)     Since July 21, 1995, the date of the most recent filing on
Schedule 13D, Mr. Roth has had no transactions in the Common Stock, except as described in Item 4 above.

        (d) Except as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Roth.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Roth purchased the shares to which this Amendment No. 3 relates pursuant to the Stock Purchase Agreement. See Item 4 above.

        Except as described herein, Mr. Roth has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

        The Stock Purchase Agreement is filed as Exhibit A to this Amendment No. 3 and incorporated herein.

                                                               Page 5 of 5 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                October 12, 1995
                                ------------------------------------------
                                (DATE)

                                /s/ Edwin M. Roth
                                ------------------------------------------
                                (SIGNATURE)


                                ------------------------------------------
                                (NAME/TITLE)

                                                                      EXHIBIT A


                       SPECIALTY CHEMICAL RESOURCES, INC.


                                    $350,000

                 7 1/2% CUMULATIVE CONVERTIBLE PREFERRED STOCK


                     _____________________________________


                            STOCK PURCHASE AGREEMENT


                     _____________________________________


                          DATED AS OF OCTOBER 6, 1995

                       SPECIALTY CHEMICAL RESOURCES, INC.
                             9100 VALLEY VIEW ROAD
                           MACEDONIA, OHIO 44056-2013

                                                     Dated as of October 6, 1995


Mr. Edwin M. Roth
c/o Specialty Chemical Resources, Inc.
9100 Valley View Road
Macedonia, OH  44056-2013

Dear Mr. Roth:

The undersigned, Specialty Chemical Resources, Inc., a Delaware corporation (herein called the "Company"), hereby agrees with you as follows:

1. AUTHORIZATION OF ISSUANCE OF SECURITIES BY THE COMPANY. The Company has authorized the issuance and sale of 3,500 shares of its Preferred Stock, par value $.01 per share, to be designated as the "7 1/2% Cumulative Convertible Preferred Stock" (the "Preferred Stock"). The preferences, voting powers, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the Preferred Stock are as set forth in the Certificate of Powers, Designation, Preferences and Rights of the 7 1/2% Cumulative Convertible Preferred Stock (the "Certificate of Designation"), a copy of which is attached hereto as Exhibit A.

2.      PURCHASE AND SALE OF SECURITIES.

        (a) SECURITIES AND PURCHASE PRICE. On the terms and subject to the conditions set forth below, the Company agrees to issue and sell to you, and you agree to purchase from the Company, 3,500 shares of Preferred Stock to be evidenced by one or more certificates registered in your name and in such denominations as you shall request, at a purchase price of $100 per share.

        (b) CLOSING. The purchase and delivery of the Preferred Stock to be purchased by you shall take place simultaneously with your and the Company's execution of this Agreement or at such other time and place as the parties shall agree (the "closing date" or "date of closing"). At the closing, the Company will deliver certificates representing the Preferred Stock to be purchased by you, against payment of the aggregate purchase price therefor.

3. CONDITIONS OF CLOSING. Your obligation to purchase and pay for the Preferred Stock on the date of closing is subject to the satisfaction on or before the date of closing of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in Section 5 of this Agreement shall be true on and as of the date of closing as if made on and as of such date.

        (b) COMPLIANCE WITH THIS AGREEMENT. The Company shall have performed and complied with all agreements and conditions contained herein which are required to be performed or complied with by the Company before or at the closing.

        (c) PURCHASE OF REAL ESTATE. The Company shall have secured the financing necessary, together with the proceeds from the issuance of the Preferred Stock, for its purchase of the real estate located at 9055 Freeway Drive, Macedonia, Ohio and shall have entered into agreements that are satisfactory to you for the purchase of same.

4.      COVENANTS.

        (a) FINANCIAL STATEMENTS AND REPORTS. The Company will deliver to you, so long as you shall hold any Preferred Stock:

                (i) promptly upon the mailing thereof to the shareholders of the Company generally, copies of all financial statements, reports and proxy statements so mailed;

                (ii) promptly upon the filing thereof, copies of all registration statements and annual, quarterly or monthly reports that the Company or any of its Subsidiaries shall have filed with the Commission;

                (iii) promptly upon transmission thereof (but in any event within ten days after transmission), copies of all press releases and other statements made available generally by the Company or its Subsidiaries to the public concerning material developments in the results of operations, financial condition, business or prospects of the Company and its Subsidiaries; and

                (iv) from time to time such additional information regarding the financial positions, results of operations, business or prospects of the Company or any of its Subsidiaries as you or any holder of Preferred Stock may reasonably request.

        (b) ACTIONS PENDING CLOSING. From the date hereof until the closing date, the Company will not take any action the result of which would be to cause any of the representations and warranties contained in Section 5 hereof to be untrue, or any of the conditions of closing contained in Section 3 hereof to be unsatisfied, on the closing date.

5. REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to you as set forth below:

        (a) CORPORATE EXISTENCE AND POWER. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted, to enter into this Agreement and is duly qualified as a foreign corporation, licensed and in good standing in each jurisdiction where qualification or licensing is required by the nature of its businesses, or the character and location of its property or businesses, except where the failure to be so qualified would not have a material adverse effect on the Company.

        (b)     CORPORATE AND GOVERNMENTAL AUTHORIZATION; NO CONTRAVENTION.
The execution and delivery by the Company of this Agreement and the Preferred Stock and the performance by the Company of its obligations hereunder are within the corporate powers of the Company, have been duly authorized by all necessary corporate action and, as of the date of closing, will not contravene or constitute (with or without the giving of notice or lapse of time or both) a default under any material provision of applicable law or regulation or of the certificate of incorporation or bylaws or any material agreement to which the Company is a party.

        (c) VALID AND BINDING OBLIGATIONS. At the date hereof and at the date of closing, this Agreement constitutes and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

6. REPRESENTATIONS OF PURCHASER. You represent that you are an "accredited investor" as such term is defined in 17 C.F.R. Section 230.501
(1986). You represent, and it is specifically understood and agreed, that you are acquiring the Preferred Stock for your own account for the purpose of investment and not with a view to distribution of any thereof. You further represent that by virtue of your position with the Company you are able to evaluate the risks of purchasing the Preferred Stock.

7.      RESTRICTIONS ON TRANSFER; REGISTRATION.

        (a)     RESTRICTIVE LEGEND.  Except as otherwise permitted by this
Section 7, each certificate representing shares of Preferred Stock, and each certificate issued upon the registration of transfer of any shares of such Preferred Stock or the conversion of any shares of Preferred Stock into Restricted Common Stock, shall be stamped or otherwise imprinted with a legend in substantially the following form:

                "The securities represented by this certificate have not been registered under the Securities Act of 1933 and may not be transferred in the absence of such registration or an exemption therefrom under such Act, except under circumstances where neither such registration nor such an exemption is required by law. Such securities may be transferred only upon the fulfillment of the conditions specified in a certain Stock Purchase Agreement, dated as of October 6, 1995, between Specialty Chemical Resources, Inc., and the purchaser named therein.
         A complete and correct copy of the form of such Agreement is available for inspection at the principal office of such Corporation or at the office or agency maintained by such Corporation as provided in such Agreement and will be furnished to the holder of such securities upon written request and without charge."

        (b) NOTICE OF PROPOSED TRANSFER; OPINIONS OF COUNSEL. Subject to the exception set forth in the last sentence of this Section 7(b), prior to any transfer of any Preferred Stock or Restricted Common Stock, the holder thereof will give written notice to the Company of such holder's intention to effect such transfer and to comply in all other respects with this Section 7(b). Each such notice (1) shall describe the manner and circumstances of the proposed transfer in sufficient detail to enable counsel to render the opinions referred to below, and (2) shall designate counsel for the holder giving such notice. The holder giving such notice will submit a copy thereof to the counsel designated in such notice and the Company will promptly submit a copy thereof to its counsel. The following provisions shall then apply:

                (i) If in the opinion of each such counsel the proposed transfer may be effected without registration of such Preferred Stock or Restricted Common Stock under the Securities Act, the Company will promptly notify the holder thereof and such holder shall thereupon be entitled to transfer such Preferred Stock or Restricted Common Stock in accordance with the terms of the notice delivered by such holder to the Company. Each certificate issued upon or in connection with such transfer shall bear the applicable restrictive legend set forth in
         Section 7(a), unless in the opinion of each such counsel such legend is no longer required to ensure compliance with the Securities Act.
         If for any reason counsel for the Company (after having been furnished with the information required to be furnished by clause (1) of this
         Section 7(b)) shall fail to deliver a favorable or unfavorable opinion to the Company, or the Company shall fail to notify such holder thereof as aforesaid, within fifteen days after such holder shall have delivered to the Company a copy of the opinion of counsel for such holder, then for all purposes of this Agreement the opinion of counsel for such holder shall be sufficient to authorize the proposed transfer and the opinion of counsel for the Company shall not be required in connection with such proposed transfer; and

                (ii) If in the opinion of either or both of such counsel the proposed transfer may not be effected without registration of such Preferred Stock or Restricted Common Stock under the Securities Act, the Company will promptly so notify the holder thereof and such holder shall not be entitled to transfer such Preferred Stock or Restricted Common Stock until receipt of a favorable opinion or opinions pursuant to the provisions of this Section 7(b) or until registration of such Preferred Stock or Restricted Common Stock under the Securities Act has become effective.

        (c) INCIDENTAL REGISTRATION. In case the Company, at any time or from time to time, proposes to register any of its securities under the Securities Act (other than (1) a registration of securities solely in connection with any plan for the acquisition of securities by employees of the Company or its subsidiaries or any dividend reinvestment plan, (2) a registration of securities when the registration statement therefor does not include substantially the same information as would be required to be included in a registration statement covering the sale of Common Stock or (3) a registration on Form S-4 or S-8), it will at each such time give written notice to all holders of Restricted Common Stock of its intention to do so and, upon the written request of any such holder made within thirty days after the receipt of any such notice (which request shall specify the number of shares of Restricted Common Stock intended to be disposed of by such holder and the intended method of disposition thereof), the Company will, as provided in Section 7(d), use its best efforts to effect, as expeditiously as possible, the registration under the Securities Act of all Restricted Common Stock which the Company has been so requested to register by the holders of the Restricted Common Stock, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Restricted Common Stock so to be registered, PROVIDED that:

                (i) if, at any time after giving written notice of its intention to register any securities and prior to or after the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to withdraw or suspend the registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Restricted Common Stock and, thereupon shall be relieved from its obligation with respect to such registration (but not from its obligation to pay the Registration Expenses in connection therewith);

                (ii) if the Company's securities so registered for sale are to be distributed in an underwritten offering and the managing underwriter shall advise the Company in writing that, in its opinion, the amount of securities to be offered should be limited in order to assure a successful offering, the amount of securities to be included in such registration shall be so limited and shall be allocated among the persons selling such securities, in the following order of priority (with the effect that all securities of a category below must be included in the registration before any securities of a subsequent category below are included in the registration): (1) the securities, if any, the Company proposes to sell and (2) the Restricted Common
        Stock and the other securities requested to be included and having similar rights, pro rata among the holders of such securities in proportion, as nearly as practicable, to the amount of securities requested to be registered by each of the holders of the Restricted Common Stock and such other securities; and

                (iii) if the securities or blue sky laws of any jurisdiction in which the securities so registered are proposed to be offered would prohibit the Company's payment of Registration Expenses attributable to the Restricted Common Stock requested to be included in such registration, and if the Company shall determine, in good faith, that the offering of such securities in such jurisdiction is necessary for the successful consummation of the registered offering, then the holders of Restricted Common Stock requested to be included in such registration shall either agree to pay the portion of the Registration Expenses attributable thereto, or withdraw their request for inclusion of Restricted Common Stock in such registration.

Except as provided above, the Company will pay all Registration Expenses in connection with each registration of Restricted Common Stock under this Section 7(c).

        (d) REGISTRATION PROCEDURES. If and whenever the Company is required to use its best efforts to effect the registration of any Restricted Common Stock under the Securities Act as provided in Section 8(c), the Company will promptly:

                (i) prepare and (in any event within ninety days after the end of the period within which requests for registration may be given to the Company) file with the Commission a registration statement with respect to such securities and use its best efforts to cause such registration statement to become effective;

                (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement, but in no event for a period of more than six months after such registration statement becomes effective;

                (iii) furnish to each seller of such securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits, except that the Company shall not be obligated to furnish any seller of securities with more than two copies of such exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, all documents filed and all correspondence dispatched to or from the Commission in connection with such offering, and such other documents, as such seller may reasonably request in order to facilitate the disposition of the securities owned by such seller;

                (iv) use its best efforts to register or qualify such securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each seller shall reasonably request, and do any and all other acts and things which may be necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                (v) notify each seller of any such securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make statements therein not misleading in the light of the circumstances then existing, and prepare and furnish to such seller a reasonable number of copies of a supplement to, or an amendment of, such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

                (vi) advise each seller as to the time when such registration statement becomes effective and as to the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the institution of any proceedings for that purpose, and use its best efforts to prevent the issuance of any such stop order and to obtain as soon as possible the lifting thereof, if issued;

                (vii) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

                (viii)   furnish to each seller a signed counterpart of:

                        (1) an opinion of counsel for the Company addressed to the sellers or, in the case of an underwritten public offering, to the underwriter, dated the effective date of such registration statement, and

                        (2) a "comfort letter" addressed to the underwriter signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities, PROVIDED that the Company shall not be obligated to furnish such accountants' letter except in connection with an underwritten offering. The Company may require each seller of any securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time request in writing and as shall be required by law in connection therewith.

        (e)     TERMINATION OF RESTRICTIONS.  The restrictions imposed by this
Section 7 upon the transferability of Preferred Stock and Restricted Common Stock shall cease and terminate as to any particular shares of Preferred Stock or Restricted Common Stock (1) when such securities shall have been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering such securities, or (2) when, in the opinion of both counsel for the holder thereof and counsel for the Company, or when, in the opinion of either counsel for the Company or counsel for the holder reasonably satisfactory to counsel for the Company on the basis of a pertinent Commission rule or regulation promulgated under the Securities Act, or a "no-action" letter addressed to either the holder thereof or the Company from the staff of the Commission, such restrictions are no longer required in order to ensure compliance with the Securities Act. Whenever such restrictions shall terminate as to any shares of Preferred Stock or Restricted Common Stock the holder thereof shall be entitled to receive from the Company, without expense (other than transfer taxes, if any), new certificates representing such shares of like tenor not bearing the applicable legend set forth in Section 7(a).

        (f)     INDEMNIFICATION.

                (i) In the event of any registration of any Restricted Common Stock under the Securities Act pursuant to Section 7(c), the Company will indemnify and hold harmless the seller of such securities, its directors and officers, each other Person who participates as an underwriter within the meaning of the Securities Act, in the offering or sale of such securities and each other Person, if any, who controls such seller or any such participating Person against any losses, claims, damages or liabilities, joint or several, to which such seller or any such director or officer or participating Person or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (1) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or (2) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse such seller and each such director, officer, participating Person and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability or action, PROVIDED that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, participating Person or controlling Person and shall survive the transfer of such securities by such seller.

                (ii) As a condition to including any Restricted Common Stock in any registration statement filed pursuant to Section 7(c), the Company shall have received an undertaking from the prospective seller of such securities to indemnify and hold harmless the Company, each director of the Company, each officer of the Company who shall sign such registration statement, each other Person, if any, who controls the Company within the meaning of the Securities Act and each other Person who participates as an underwriter within the meaning of the Securities Act, with respect to any statement in such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by such seller.

                (iii) Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 7(f), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give prompt written notice to the latter of the commencement of such action, PROVIDED that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 7(f), except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party may (and, upon request by the indemnified party, will), at its expense, participate in and assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and, in the event of any failure by the indemnifying party diligently to assume and conduct such defense, the indemnifying party will pay all costs and expenses (including legal fees and expenses) incurred by such indemnified party in connection with such claim or litigation. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation.

                (iv) Indemnification similar to that specified in the preceding paragraphs of this Section 7(f) (with appropriate modifications) shall be given by the Company and each seller of Restricted Common Stock with respect to any required registration or other qualification of such Restricted Common Stock under any Federal or state law or regulation of governmental authority other than the Securities Act.

        (g) AVAILABILITY OF INFORMATION. If and so long as the Company is a Public Company, the Company will comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act and will comply with all other public information reporting requirements of the Commission (including the requirements of Rule 144 promulgated by the Commission under the Securities
Act) from time to time in effect and relating to the availability of an exemption from the Securities Act for the sale of any restricted securities or the sale of securities by affiliates and will furnish on request a written statement as to such compliance. The Company will also cooperate with each holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any restricted securities or the sale of securities by affiliates. The Company will deliver to each holder of Restricted Common Stock, promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available generally by the Company to its stockholders, and copies of all regular and periodic reports and all registration statements and prospectuses filed by the Company with any securities exchange or with the Commission.

8. LISTING ON SECURITIES EXCHANGES. The Company will, at its expense, use its best efforts to list on each national securities exchange (including NASDAQ) on which any Common Stock shall at any time be listed, and will use its best efforts to maintain such listing of, all shares of Restricted Common Stock registered pursuant to the terms of this Agreement.

9. DAMAGES. The Company recognizes and agrees that the holder of Restricted Common Stock will not have an adequate remedy at law if the Company fails to comply with Sections 7(c), 7(d), 7(e), 7(g) and 8 and that a holder of Restricted Common Stock will be entitled to an appropriate decree of specific performance or other equitable remedies and that the Company waives the defense in action or proceeding that there exists an adequate remedy at law.

10.     DEFINITIONS.

        (a) DEFINITIONS OF TERMS. For the purpose of this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):


        "Certificate of Designation" has the meaning set forth in Section 1 hereof.

        The terms "closing date" and "date of closing" have the respective meanings set forth in Section 2(c) of this Agreement.

        "Code" means the Internal Revenue Code of 1986, as amended from time to time.

        "Commission" mean the Securities and Exchange Commission and any other similar or successor agency of the Federal Government administering the Securities Act or the Exchange Act.

        "Common Stock" means the common stock of the Company, par value $.10.

        "Company" has the meaning set forth in the first paragraph hereof.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any similar or successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

        "GAAP" means generally accepted accounting principles in the United States of America in effect from time to time.

        "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Preferred Stock" has the meaning set forth in Section 1 hereof.

        "Public Company" means the Company, if and so long as any class of the Company's securities is registered pursuant to Sections 12(b) or 12(g) of the Exchange Act.

        "Registration Expenses" means all expenses related to the Company's registration of Restricted Common Stock, including all expenses with respect to the procedures set forth in Section 7(d) (other than underwriting discounts and commissions and transfer taxes, if any, applicable to the Restricted Common Stock and the fees and disbursements of counsel engaged by the holders to register the Restricted Common Stock in any jurisdiction in which the Company is not required to register such Common Stock pursuant to Section 7(d) hereof).

        "Restricted Common Stock" means Common Stock received upon conversion of Preferred Stock.

        "Securities Act" means the Securities Act of 1933, as amended, and any similar or successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same may be in effect at the time.

        "Subsidiaries" means any corporation or other entity, a majority of the then outstanding voting securities of which is owned, directly or indirectly, by the Company or one or more of its Subsidiaries.

        (b) ACCOUNTING TERMS AND DETERMINATIONS. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP.

11.     MISCELLANEOUS.

        (a) HOME OFFICE PAYMENT. The Company agrees that, so long as you shall hold any shares of Preferred Stock or Common Stock, it will make payments of dividends on such shares not later than 11:00 a.m., your local time, to a place within the United States, on the date such payment is due, in immediately available funds, at your option, by credit to your account, as specified by you in writing, or by check mailed or delivered to you at your address for payments specified by you in writing, or such other account or address within the United States as you may from time to time designate in writing. You agree that, before disposing of any Preferred Stock or any Common Stock, you will notify the Company of the name and address of the transferee of such Preferred Stock or Common Stock.


        (b)     AMENDMENT AND WAIVER.

                (i) Any term, covenant, agreement or condition of this Agreement may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by and only by, one or more substantially concurrent written instrument(s) signed by the holders of not less than 62/3% of the number of shares of Preferred Stock outstanding or represented by shares of Preferred Stock outstanding or represented by shares of Restricted Common Stock outstanding, PROVIDED, HOWEVER, that no such amendment or waiver shall, without the consent in writing of the holders of all such shares change the percentage of holders required to approve any such amendment or effectuate any such waiver, and PROVIDED FURTHER, that any amendment or waiver pursuant to this Section 11(b) shall apply equally to all holders of shares of Preferred Stock or Restricted Common Stock and shall be binding upon them and upon the Company.

                (ii) The Company will give prompt notice to all holders of shares of Preferred Stock or Restricted Common Stock of the proposal of any amendment or waiver of any provision of this Agreement and of the effectiveness of any amendment or waiver entered into in accordance with the provisions of this Section 11(b). Such notices shall state the terms of any such amendment or waiver and in the case of effective amendments or waivers, shall be accompanied by at least two conformed copies (which may be composite conformed copies) of each written instrument which embodies such amendment or waiver.


        (c) EXCHANGE OF STOCK CERTIFICATES. Upon surrender of any certificate representing shares of Preferred Stock or Restricted Common Stock for exchange at the principal office of the Company, or at such other location as the Company may designate to you in writing, the Company, at its expense (exclusive of applicable transfer taxes), will issue in exchange therefor one or more new certificates, in such denomination or denominations as may be requested, for the same aggregate number of shares represented by the certificate so surrendered, less that number of shares represented by such surrendered certificate that have theretofore been redeemed, and registered as such holder may request, each such new certificate to bear the legend set forth in Section 7(a), unless pursuant to the terms of this Agreement, such legend is no longer required. The Company will also pay the cost of all deliveries of certificates representing such shares from your office to the office of the Company (including the cost of insurance against loss or theft in any amount satisfactory to you) upon any exchange provided for in this Section 11(c).

        (d) LOST, ETC, STOCK CERTIFICATES. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of any certificate representing any of the shares of Preferred Stock or Restricted Common Stock held by you, and (in case of loss, theft or destruction) of indemnity satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such certificate, if mutilated, the Company will make and deliver to you in lieu of such certificate a new certificate of like tenor and for an equal number of shares, less that number of shares represented by such lost, stolen, destroyed or mutilated certificate that have theretofore been redeemed. Your agreement of indemnity in such a form and of such a scope as are customary for such indemnities shall constitute indemnity satisfactory to the Company for the purposes of this Section 11(d).

        (e) SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein or made in writing by or on behalf of any party to this Agreement in connection herewith shall survive the execution and delivery of this Agreement and the issuance and delivery of the Preferred Stock regardless of any investigation made by you or on your behalf.

        (f) SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, all covenants and agreements in this Agreement contained by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not, except that the Company may not assign or transfer any of its rights or obligations under this Agreement. When any reference is made to "you" in Sections 2, 3, 4, 5, 6, 7 and 11 this Agreement, such reference shall be deemed to include and inure to the benefit of, any Person who shall become the registered holder of any shares of Preferred Stock or Restricted Common Stock upon transfer thereof; provided that (1) such shares were acquired from you by such Person directly or indirectly in a transaction or chain of transactions not involving a public offering, and (2) notice in writing of such transfer is received by the Company.

        (g) NOTICES. All communications provided for hereunder shall be sent by registered mail and, if to you, addressed to you at the address set forth by you for such communications under your name on the signature page of this Agreement, or to such other address as you may have designated to the Company in writing, if to any other holder of Preferred Stock or Restricted Common Stock, at the registered address of such holder as set forth in the stock record books of Company, and if to the Company, addressed to it at the address set forth on the first page hereof or to such other address or addresses as the Company may have designated in writing to you and each other holder of any of the Preferred Stock or Restricted Common Stock at the time outstanding. All communications provided for shall be effective five days after such communication is deposited in the mail with registered postage prepaid, addressed as aforesaid.

        (h) DESCRIPTIVE HEADINGS. The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        (i) GOVERNING LAW; NO ORAL MODIFICATION. This Agreement is being delivered and is intended to be performed in the State of Ohio, and shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of such State.

This Agreement may not be changed orally, but (subject to the provisions of Section 11(b) hereof) only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

        (j) COUNTERPARTS. This Agreement may be executed simultaneously in two counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

        If you are in agreement with the foregoing, please sign the form of acceptance where provided below and return the same to the undersigned, whereupon this letter shall become a binding agreement between you and the undersigned.

                                              Very truly yours,

                                              SPECIALTY CHEMICAL RESOURCES, INC.


                                              By: /s/ Corey B. Roth
                                                 -------------------------------


                                              Its: Vice President, Treasurer and
                                                  ------------------------------
                                                   Assistant Secretary

The foregoing Agreement is hereby
accepted as of the date first above
written.

/s/ Edwin M. Roth
----------------------------------
Edwin M. Roth



----------------------------------

----------------------------------

                    , Ohio
--------------------       ----------

                                  EXHIBIT A

                      SPECIALTY CHEMICAL RESOURCES, INC.
                      ----------------------------------


        CERTIFICATE OF POWERS, DESIGNATIONS, PREFERENCES AND RIGHTS, PROVIDING FOR AN ISSUE OF 3,500 SHARES OF CUMULATIVE CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE, DESIGNATED "CUMULATIVE CONVERTIBLE PREFERRED STOCK"


        We, Edwin M. Roth, President, and George Aronoff, Secretary, of Specialty Chemical Resources, Inc., (hereinafter referred as the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of
Section 151 thereof, do hereby certify:
        That pursuant to authority conferred upon the Board of Directors by its Certificate of Incorporation, as amended, said Board of Directors, by unanimous vote at a meeting of the Board of Directors on October 2, 1995, duly authorized and adopted the following resolution providing for the issuance of a series of Preferred Stock, $.01 par value, to be designated "Cumulative Convertible Preferred Stock":
        "RESOLVED, that an issue of a series of Preferred Stock, to consist of 3,500 shares, designated Cumulative Convertible Preferred Stock, $.01 par value, is hereby provided for and the powers, designations, preferences, and rights, and the qualifications, limitations and restrictions thereof are hereby fixed as follows:
        1.      DIVIDEND RATE.
        (a) Dividends on each share of the Cumulative Convertible Preferred Stock shall accrue from the date of its original issue at a rate of $7.50 per annum per share (the "Rate"). Such dividends shall be cumulative from the date of such original issue and shall be payable, when and as declared by the Board of Directors, out of funds legally available for such purpose, on January 1, April 1, July 1, and October 1, of each year, commencing January 1, 1996, (each such date being hereinafter called individually a "Dividend Payment Date" and collectively the "Dividend Payment Dates"), except that if any such date is a Saturday, Sunday or legal holiday then such dividend shall be payable on the first immediately succeeding calendar day which is not a Saturday, Sunday or legal holiday. Each such dividend shall be paid to the holders of record of shares of the Cumulative Convertible Preferred Stock as they appear on the books of the Corporation on such record dates, not exceeding 60 days nor fewer than ten days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Corporation. Dividends in arrears may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date, not exceeding 60 days preceding the payment date thereof, as may be fixed by the Board of Directors of the Corporation.
        (b) So long as any shares of the Cumulative Convertible Preferred Stock are outstanding, no dividend or distribution (other than a dividend or distribution paid in Common Stock or in any other stock of the Corporation ranking junior to the Cumulative Convertible Preferred Stock) shall be declared or paid or set aside for payment upon the Common Stock or upon any other stock of the Corporation ranking junior to the Cumulative Convertible Preferred Stock, nor shall any Common Stock or any other stock of the Corporation ranking junior to the Cumulative Convertible Preferred Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation unless, in each case, the full cumulative dividends required to have been paid to date on all outstanding shares of the Cumulative Convertible Preferred Stock shall have been paid.
        (c) Dividends payable on the Cumulative Convertible Preferred Stock for any full quarterly period shall be computed by dividing the Rate by four. Dividends payable on the Cumulative Convertible Preferred Stock for the initial dividend period or any period less than a full quarterly period shall be computed on the basis of a 365 day year.
2.      REDEMPTION.
        (a) The shares of Cumulative Convertible Preferred Stock will not be redeemable, either in whole or in part, prior to October 6, 1998. Such shares may be redeemed thereafter at the redemption price of $100 per share, plus an amount equal to accrued and unpaid dividends thereon (the total sum so payable on any such redemption being herein referred to as the "Redemption Price").
        (b) Upon November 6, 2000, (the "Mandatory Redemption Date") the Corporation shall redeem all outstanding Cumulative Convertible Preferred Stock by paying in cash therefor an amount per share equal to the Redemption Price. The Optional Redemption Date and the Mandatory Redemption Date will collectively be referred to herein as a "redemption date."
        (c) The term "Accrued and Unpaid Dividends" shall mean a sum equal to $7.50 per share per annum from the date from which dividends on the shares of the Cumulative Convertible Preferred Stock accrued to and including the redemption date, less the aggregate amount of all dividends theretofore paid thereon.

        (d) In the event the Corporation shall redeem shares of the Cumulative Convertible Preferred Stock, notice of such redemption shall be given by registered mail, not less than ten nor more than sixty days prior to the redemption date, to each holder of record of the shares to be redeemed, at such holder's address as the same appears on the books of the Corporation. Each such notice shall state: (i) the redemption date; (ii) the number of shares of the Cumulative Convertible Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price; (iv) that shares of Cumulative Convertible Preferred Stock called for redemption may be converted at any time before the close of business on the third day before the redemption date; (v) the conversion price: and (vi) that dividends on the shares to be redeemed will cease to accrue on such redemption date. In case of the redemption of only a part of the Cumulative Convertible Preferred Stock at the time outstanding, such redemption shall be made pro rata as nearly as practicable, according to the number of shares then held by the respective holders, with adjustment to the extent practicable to equalize for any prior redemptions, provided that only full shares shall be selected for redemption.
        (e) Upon notice having been mailed as aforesaid, from and after the close of business on the redemption date (unless default shall be made by the Corporation in making payment of the Redemption Price of the shares called for redemption), dividends on the shares of the Cumulative Convertible Preferred Stock so called for redemption shall cease to accrue, and said shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the Redemption Price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), such shares shall be redeemed by the Corporation at the Redemption Price aforesaid.
        (f)      So long as any shares of Cumulative Convertible Preferred
Stock remain outstanding, any shares of the Cumulative Convertible Preferred Stock which shall at any time have been redeemed by the Corporation shall, upon such redemption, be retired and thereafter may not be reissued except as part of a particular series of preferred stock ranking junior to the Cumulative Convertible Preferred Stock.
        (g) Notwithstanding the foregoing provisions of this paragraph 2, unless the full cumulative dividends required to have been paid to date on all outstanding shares of the Cumulative Convertible Preferred Stock shall have been paid no shares of the Cumulative Convertible Preferred Stock shall be redeemed unless all outstanding shares of the Cumulative Convertible Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire any shares of the Cumulative Convertible Preferred Stock.
3.      CONVERSION.
        (a)      The holder of any share of the Cumulative Convertible
Preferred Stock at his option may at any time (except that if any such share shall have been called for redemption, then, as to such share, such right shall terminate at the close of business on the third day before the date fixed for such redemption, unless default shall be made by the Corporation in the payment of the redemption price of the shares called for redemption) convert such share into a number of fully paid and non-assessable shares of Common Stock determined pursuant to paragraph 3(d). Such right shall be exercised by the surrender of the share so to be converted to the Corporation at any time during normal business hours at the office or agency then maintained by it for payment of dividends on the shares of the Cumulative Convertible Preferred Stock (which may be the Corporation's principal place of business) (the "Payment Office"), accompanied by written notice to the Corporation of such holder's election to convert and (if so required by the Corporation or any conversion agent) by an instrument of transfer, in form satisfactory to the Corporation and to any conversion agent, duly executed by the registered holder or by his duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to paragraph 3(i).
        (b) As promptly as practicable after the surrender for conversion of any share of the Cumulative Convertible Preferred Stock in the manner provided in paragraph 3(a) and the payment in cash of any amount required by the provisions of paragraph 3(i), the Corporation will deliver or cause to be delivered at the Payment Office to or upon the written order of the holder of such share, certificates representing the number of full shares of Common Stock issuable upon such conversion, issued in such name or names as such holder may direct in accordance with and subject to the terms and conditions of the Stock Purchase Agreement dated as of October 6, 1995, between the Corporation and the original holders of the

        Cumulative Convertible Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the share in proper order for conversion, and all rights of the holder of such share as a holder of such share shall cease at such time and the person or persons in whose name or names the certificates for such shares of Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders thereof at such time and such conversion shall be at the Conversion Price (as defined in paragraph 3(d)) in effect at such time; provided, however, that any such surrender and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the certificates for such shares of Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are opened and such conversion shall be at the Conversion Price in effect at such time on such succeeding day.
        If the last day for the exercise of the conversion right shall be other than a day on which the stock transfer books of the Corporation are open, then such conversion right may be exercised on the next succeeding day on which such stock transfer books are opened.

                (c) No adjustments in respect of dividends shall be made upon the conversion of any share of the Cumulative Convertible Preferred Stock; provided, however, that if a share shall be converted subsequent to the record date for any Dividend Payment Date but on or prior to such Dividend Payment Date, the registered holder of such share at the close of business on such record date shall be entitled to receive the dividend payable on such share on such Dividend Payment

        Date notwithstanding the conversion thereof or the Corporation's default in payment of the dividend due on such Dividend Payment Date.
                (d) The initial conversion price ("Conversion Price") shall be $5.00 per share of the Common Stock (equivalent to a conversion rate of 20 shares of Common Stock for each share of the Cumulative Convertible Preferred Stock). The Conversion Price shall be subject to adjustment as follows:
                        (i) In case the Corporation shall (A) pay a dividend or make a distribution on its Common Stock in shares of its capital stock (whether in shares of Common Stock or of capital stock of any other class), (B) subdivide its outstanding shares of Common Stock into a greater number of shares, (C) combine its outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification (including any reclassification in connection' with a merger or consolidation in which the Corporation is the continuing corporation) of its shares of Common Stock any shares of capital stock of the Corporation, then the Conversion Price in effect immediately prior to such action shall be adjusted so that the holder of any share of the Cumulative Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number and kind of shares of capital stock which such holder would have owned immediately following such action had such share been converted immediately prior thereto. An adjustment made pursuant to this subparagraph (i) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result an adjustment made pursuant to this subparagraph (i), the holder of any share thereafter surrendered for conversion shall become entitled to receive shares of two or more classes of capital stock of the Corporation, the Board of Directors or a duly authorized committee thereof (whose determination shall be conclusive) shall determine the allocation of the adjusted Conversion Price between or among shares of such classes of capital stock. After such allocation, the Conversion Price of each class of capital stock shall thereafter be subject to adjustment in a manner and on terms as nearly equivalent as practicable to those applicable to Common Stock under this paragraph 3.
        (ii) In case the Corporation shall issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share less than the current market price per share (as determined pursuant, to subparagraph (v) below) of the Common Stock on the record date mentioned below, the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the date of issuance of such rights or warrants by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate Conversion Price of the convertible securities so offered) would purchase at such current market price per share of Common Stock, and of which the denominator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights or warrants. In case any rights or warrants on account of which any adjustment is required to be made pursuant to this subparagraph (ii) are issued for consideration, the offering price of the shares to be issued upon exercise of any such right or warrant shall be deemed to include such consideration as well as the additional consideration to be received by the Corporation upon the exercise of such right or warrant (determined as provided in subparagraph (iv) below). In case any rights or warrants on account of which any adjustment has been made pursuant to this paragraph (ii) expire without having been exercised, the Conversion Price shall be further adjusted effective immediately after such expiration, so that such Conversion Price shall equal the same Conversion Price as would have obtained had the adjustment which was made upon the issuance of such rights or warrants been made on the basis that the offering of additional shares of Common Stock (or securities convertible into Common Stock) for subscription or purchase related solely to those shares of additional Common Stock (or securities convertible into Common Stock) actually subscribed for or purchased.

        (iii) In case the Corporation shall distribute to holders of its Common Stock on account of its Common Stock any evidences of its indebtedness or assets (excluding any cash dividends or other cash distributions out of funds legally available therefor, or distributions referred to in subparagraph (i) above) or rights, options or warrants to subscribe for securities of the Corporation (excluding those referred to in subparagraph (ii) above), or any other securities of the Corporation other than Common Stock, then in each such case the Conversion Price shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately prior to the date of such distribution by a fraction of which the numerator shall be the current market price per share (determined as provided in subparagraph (v) below) of the Common Stock on the record date mentioned below less the then fair market value (as determined by the Board of Directors of the Corporation or a duly authorized committee thereof, whose determination shall be conclusive) on such record date of the assets, evidences of indebtedness, options, rights or warrants or other securities applicable to one share of Common Stock, and of which the denominator shall be such current market price per share of Common Stock on such record date. Such adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

        (iv) For purposes of any computation respecting consideration received pursuant to subparagraph (ii) above, the following shall apply:

                (a) In the case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deductions be made for any commissions, discounts or other expenses incurred by the Corporation for any underwriting of the issue or otherwise in connection therewith;
                (b) In the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors (irrespective of the accounting treatment thereof), whose determination shall be conclusive; and
                (c) In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Corporation for the issuance of such securities plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in subparagraphs (a) and (b) of this subsection (iv)).
        (v)     For the purpose of any computation under subparagraph (ii) and
(iii) above, the current market price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices of the Common Stock for the 30 most recent consecutive trading days commencing no more than 45 trading days before the day in question. The closing price for each day shall be the closing price on the American Stock Exchange, or, in case no such reported sales take place on such day, the average of the reported closing bid and asked quotations on the American Stock Exchange, or, if the Common Stock is not listed on such Exchange or no such quotations are available, the last sales price in the over-the-counter market reported by the National Association of Securities Dealers Automated Quotations System, or if not reported by such System, the average of the high bid and low asked quotations in the over-the-counter market as reported by National Quotation Bureau, incorporated, or any similar organization, or if no such quotations are available, the fair market price as determined by the Board of Directors of the Corporation (whose determination shall be conclusive).
        (vi) In any case in which this paragraph 3(d) shall require that an adjustment be made immediately, retroactive to a record date, the Corporation may elect to defer (but only until five business days following the mailing by the Corporation of the notice described in paragraph 3(d)(viii) below) issuing to the holder of any share converted after such record date the excess number of (a) the shares of Common Stock and other capital stock of the Corporation issuable upon such conversion (after adjustment) over (b) the shares of Common Stock and other capital stock of the Corporation issuable upon such conversion only on the basis of the conversion price prior to adjustment. In any case in which this paragraph 3(d) shall require that an adjustment be made immediately following an expiration date for any warrants or rights issued to all holders of the Corporation's Common Stock, the Corporation may elect to defer (but only until five business days following the mailing by the Corporation of the notice described in paragraph 3(d)(viii) below) issuing to the holder of any share converted after such expiration date all shares of Common Stock and other capital stock of the Corporation issuable upon such conversion.
        (vii) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this subparagraph (vii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this paragraph 3 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.
        (viii) Whenever the Conversion Price is adjusted as herein provided, the Corporation shall promptly (a) file at the Payment Office a certificate duly signed by an officer of the Corporation setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment, and (b) mail or cause to be mailed a notice of such adjustment in the Conversion Price to the holders of shares of the Cumulative Convertible Preferred Stock at their last addresses as they shall appear upon the books of the Corporation.
        (ix) The term "Common Stock" shall mean the Corporation's Common Stock, par value $.10, as the same exists at the date of filing of the Certificate of Powers, Designations, Preferences and Rights with respect to the Cumulative Convertible Preferred Stock or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time as a result of an adjustment made pursuant to this paragraph 3(d), the holder of any share thereafter surrendered for conversion shall become entitled to receive any shares of the Corporation other than shares of its Common Stock, thereafter the Conversion Price of such other shares so receivable upon conversion of any share shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in subparagraphs (i) through (viii) above, and the provisions of paragraphs 3(a) through (c) and paragraphs 3(e) through (k) with respect to the Common Stock shall apply on like or similar terms to any such other shares.


        (e) No fractional shares of stock shall be issued upon the conversion of any share or shares of the Cumulative Convertible Preferred
Stock. In lieu of any fractional share which would otherwise be issuable, the Corporation shall adjust such fractional interest by payment to the holder of such surrendered share or shares of an amount in cash equal (computed to the nearest cent) to the current market value of such fractional interest, computed on the basis of the closing price of the Common Stock on the American Stock Exchange on the trading day prior to the date of conversion, or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked quotations on the American Stock Exchange, or, if the Common Stock is not listed on such Exchange or no such quotations are available, the last sales price in the over-the-counter market reported by the National Association of Securities Dealers Automated Quotations System, or if not reported by such System, the average of the high bid and low asked quotations in the over-the-counter market as reported by National Quotation Bureau, incorporated, or any similar organization, or if no such quotations are available, the fair market price as determined by the Board of Directors of the Corporation (whose determination shall be conclusive).
        (f)     If any of the following shall occur, namely:
                (i) any consolidation or merger to which the Corporation is a party, other than a consolidation or a merger in which the Corporation is a continuing or surviving Corporation and which does not result in any reclassification of, or change (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of the Common Stock; or
                (ii) any sale or transfer to another corporation of all or substantially all of the assets of the Corporation;
then the holder of each share then outstanding shall have the right to convert such share into the kind and amount of shares of stock and/or other securities and property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock issuable upon conversion of such share immediately prior to such consolidation, merger, sale or conveyance, subject to adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this paragraph. The provisions of this paragraph 3(f) shall similarly apply to successive consolidations, mergers, sales or conveyances.
        (g) The Corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the shares of the Preferred Stock, the full number of shares of Common Stock as shall be issuable upon the conversion of all such outstanding shares, provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of the conversion of any shares of the Cumulative Convertible Preferred Stock by delivery of repurchased shares of Common Stock which are held in the treasury of the Corporation.
        The Corporation covenants that all shares of Common Stock which shall be issued upon conversion of the shares will upon issue be fully paid and nonassessable and not subject to preemptive rights.
        (h) Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the Common Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at the Conversion Price as so adjusted.
        (i) The issuance of certificates for shares of Common Stock upon conversion shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of record of the share or shares converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid or is not payable.
        (j) Notwithstanding anything elsewhere contained herein, any funds which at any time shall have been deposited by the Corporation or on its behalf with any paying agent for the purpose of paying dividends on or the redemption price of any of the shares of the Cumulative Convertible Preferred Stock and which shall not be required for such purposes because of the conversion of such shares, as provided in this paragraph 3, shall, upon delivery to the paying agent of evidence satisfactory to it of such conversion, be repaid to the corporation by the paying agent.
        (k) In case there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then the Corporation shall cause to be filed with any conversion agent, and shall cause to be given to the holders of the shares of the Cumulative Convertible Preferred Stock at least ten days prior to the applicable record date hereinafter specified, a notice of the date on which such dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such dissolution, liquidation or winding up. Failure to give such notice or any defect therein shall not affect the legality or validity of any proceedings described in this paragraph 3(k).
4.      VOTING.
        Holders of the Cumulative Convertible Preferred Stock shall not be entitled to vote in respect of their Cumulative Convertible Preferred Stock on any matter submitted to the shareholders of the Corporation.

5.      LIQUIDATION RIGHTS.
        (a) Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the shares of the Cumulative Convertible Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders, before any payment or distribution shall be made on the Common Stock or on any other class of stock ranking junior to the Cumulative Convertible Preferred Stock in respect of distributions upon liquidation or winding up, the amount of $100 per share, plus a sum equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date payment is made available.
        (b) Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Corporation nor the merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this paragraph 5.
        (c) After the payment to the holders of the shares of the Cumulative Convertible Preferred Stock of the full preferential amounts provided for in this paragraph 5, the holders of the Cumulative Convertible Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.
        6.      RANKING
        With regard to rights to receive distributions upon the dissolution, liquidation or winding-up of the Corporation, the Cumulative Convertible Preferred Stock shall rank prior to the Common Stock or any other class of capital stock of the Corporation. IN WITNESS WHEREOF, Specialty Chemical Resources, inc. has caused this certificate to be made by its President and Secretary, respectively, this 6th day of October, 1995.
                               ---        -------

                                        /s/ Edwin M. Roth
                                        -----------------------------
                                        Edwin M. Roth, President


                                        /s/ Ira C. Kaplan
                                        -----------------------------
                                        Ira C. Kaplan, Assistant Secretary

[Seal]